

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 7, 2016

Via E-mail
Matthew J. Mallow, Esq.
Senior Managing Director and Chief Legal Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

>   **Re:    BlackRock, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 15, 2016**
>   **File No. 333-213143**

Dear Mr. Mallow:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.    We note you may issue warrants and subscription rights that, upon exercise, could entitle security holders to purchase "other securities," which you do not identify.  Please tell us why you believe you do not need to register these other securities as part of this transaction.

Description of Capital Stock, page 12

2.    In the introductory paragraph, please delete the qualification with respect to the Delaware General Corporation Law.  Please make conforming changes on pages 12 (Preferred Stock) and 15 (Common Stock).  Please see Securities Act Rule 411(a).

Preferred Stock, page 12

3.      We note the disclosure in the sixth bullet on page 13 that you may issue preferred stock which may convert or exchange "into the stock or other securities of any other corporation or entity."  To the extent you offer and sell the underlying third party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations.  Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities.  For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.  If, however, such securities are not third party securities, please tell us how the conversion or exchange will comply with Section 5 of the Securities Act.

Description of Stock Purchase Contracts and Stock Purchase Units, page 19

4.      We note that you may issue purchase contracts for the purchase of certain reference assets, including securities.  However, it is not clear how these contracts should be characterized for purposes of the federal securities laws.  For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase the reference assets, or alternatively obligate holders of these contracts to sell to you and for you to purchase the reference assets.  The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you.  Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations under these contracts.  Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps.  Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

5.      We note that the "stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of . . . debt securities or debt obligations of third parties (including United States treasury securities or other stock purchase contracts), that would secure the holders' obligations to purchase or to sell, as the case may be, common stock, or preferred stock under the stock purchase contract."  To the extent you offer and sell the underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations.  Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations.  For guidance, please refer to the Morgan Stanley &

Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

## Plan of Distribution, page 20

6.      We note in the first full paragraph on page 21 that under certain circumstances you appear to anticipate unspecified third parties relying on the prospectus in this registration statement or an applicable prospectus supplement to effect transactions in securities for their own account.  Please tell us the basis on which such transactions would be covered by this registration statement.  In this regard, we note that you do not appear to be eligible to rely on Rule 430B.

## Exhibit Index

7.      Please file a signed legal opinion with a pre-effective amendment.  For guidance, please refer to Section II.B.2.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc:     Christopher J. Meade, Esq.
        Stacy J. Kanter, Esq.